SEC

19008224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESTRADA HINOJOSA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 MAIN STREET, SUITE 4700, L.B. 47
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT FELT 214.743.1379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, LLP
(Name – *if individual, state last, first, middle name*)

2821 WEST 7TH STREET, SUITE 700	FORT WORTH	TEXAS	76107
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noe Hinojosa, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESTRADA HINOJOSA & COMPANY, INC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA ANN GARZA
MY COMMISSION EXPIRES
November 10, 2019

Signature

President & CE0

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2018

ESTRADA • HINOJOSA
INVESTMENT BANKERS

CONTENTS

Page

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information on pages 18 and 19 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The Board of Directors
Estrada Hinojosa & Company, Inc.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2011.

Fort Worth, Texas
February 28, 2019

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Cash	$	3,343,138
Cash deposits with clearing organization		1,030,182
Investments, at fair value		2,007,156
Trade receivables		824,944
Property and equipment, net		223,816
Prepaid expenses		166,825
Deferred tax asset		24,753
Other assets less accumulated amortization of $200,000		461,196
Total Assets	$	8,082,010
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	647,138
Federal and state taxes payable		94,398
Notes payable		385,599
Finance lease		131,656
Deferred tax liability		59,610
Total Liabilities		1,318,401
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 11,592 outstanding		120
Additional paid-in capital		289,377
Treasury stock, 359 shares		(112,418)
Retained earnings		6,586,530
Total Stockholders' Equity		6,763,609
Total Liabilities and Stockholders' Equity	$	8,082,010

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenue	
Underwriting	$ 3,180,870
Financial advisory	7,605,081
Interest and other income	98,524
Total revenue	10,884,475
Operating expenses	
Commissions	856,850
Clearing costs	17,018
Employee compensation	6,950,188
Office rent	499,319
Depreciation	52,236
Amortization	20,000
Interest expense	39,990
Other operating expenses	2,154,105
Total operating expenses	10,589,706
Income before income taxes	294,769
Income tax expense	154,134
Net income	$ 140,635

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance,					
December 31, 2017	$ 120	$ 289,377	$ (29,840)	$ 6,443,969	$ 6,703,626
Issuance of stock to employees	-	-	46,262	(23,131)	23,131
Purchase of treasury Stock	-	-	(128,840)	-	(128,840)
Stock compensation expense	-	-	-	25,057	25,057
Net income	-	-	-	140,635	140,635
Balance,					
December 31, 2018	$ 120	$ 289,377	$ (112,418)	$ 6,586,530	$ 6,763,609

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Provided by Operating Activities:		
Net income	$	140,635
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation expense		52,236
Amortization expense		20,000
Stock compensation expense		25,057
Deferred income taxes		25,553
(Increase)/decrease in assets		
Net change in investments		(191,826)
Trade receivables		428,440
Prepaid expenses		53,200
Other assets		(45,320)
Increase/(decrease) in liabilities		
Accounts payable and accrued expenses		(83,211)
Federal and state taxes payable		(154,437)
Cash provided by operating activities		270,327
Cash used in Financing Activities		
Payments on notes payable		(7,573)
Payments on finance lease		(75,403)
Sale of treasury stock		23,131
Purchase of treasury stock		(128,840)
Cash used in financing activities		(188,685)
Net Change in Cash		81,642
Cash at Beginning of Year		4,291,678
Cash at End of Year	$	4,373,320
Supplemental information:		
Cash paid for taxes	$	269,709
Cash paid for interest	$	38,450
Cash at end of year consists of:	$	3,343,138
Cash	$	1,030,182
Cash deposits with clearing organizations	$	4,373,320

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2018, the Company had no accounts that management believed were doubtful of being collected. Receivables related to contracts with customers as of December 31, 2017 were $1,253,883

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment (continued)

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09 and related amendments, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of revenues and certain costs. Revenue from contracts with clients is recognized when the Company satisfies performance obligations by transferring the service to the client. A service is transferred to a client when the client obtains control and benefit of that service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the service. It should be noted that the adoption of the aforementioned revenue standard pursuant to ASU 2014-09 did not result in an adjustment or change to retained earnings.

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

The Company engages in the underwriting of municipal debt securities for governmental entities and public/private conduit issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's official statement. Pursuant to ASU 2014-09, revenues arising from the primary offering of municipal debt securities for governmental entities and public/private conduit issuers for the portion of the bonds the Company is contracted to purchase are recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue arising from transactions of municipal debt underwritings since the terms of the transaction have been established and there is no significant action which the Company must undertake subsequent to this date.

Under the guidance in ASU 2014-09, the Company recognizes an underwriting expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses these costs.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The Company provides financial advisory services to governmental entities and public/private conduit issuers of municipal securities. Revenues are earned from fees arising from the rendering of financial advice with respect to a public or private issuance of municipal securities or the structuring of a bank loan on behalf of the governmental entities and/or public/private conduit issuers. The Company recognizes financial advisory fees at a point in time when the related transaction or engagement is successfully completed, i.e. closing date. The Company believes that closing date is the appropriate point in time to recognize revenues arising from financial advisory services as that is when the customer receives the benefit of the services.

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory client and records expenses when the related revenue has been recognized. Expenses reimbursed by our clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services and continuing disclosure submission services are recorded when earned and are considered earned when the service has been delivered to the customer. These fees are included in the statement of income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

Changes in future tax rates are recognized upon enactment of the new rates and are recorded as a component of income tax expense.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2018, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirement on securities owned and securities sold short.

In November 2016, the FASB issued ASU 2016-18. "Statement of Cash Flows (Topic 230): Restricted Cash" which provides guidance on the presentation of restricted cash in the Statement of Cash Flows. The Company adopted this ASU effective January 1, 2018. The cash and cash equivalents at the beginning on the year on the Statement of Cash Flows was increased by $1,026,031 from the amount previously reported to reflect the December 31, 2017 restricted cash.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. FASB ASC 820 "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 3. FAIR VALUE - CONTINUED

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2018, the Company's investments consist of certificates of deposit with original maturities greater than 90 days valued at $2,007,156. Broker pricing is used for valuation of certificates of deposit, and is based on pricing of similar assets. For the year ended December 31, 2018, unrealized losses were $229 and are included as a reduction in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	-	$ 2,007,156	-	$ 2,007,156
TOTALS	$ -	$ 2,007,156	$ -	$ 2,007,156

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,005,062	-
Other	25,120	-
	$ 1,030,182	$ -

At December 31 2018, the above balance is included in cash deposits with clearing organization ($1,030,182). No receivables from brokers and dealers are recorded in the statement of financial condition at December 31, 2018.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Furniture, fixtures and equipment consists of the following at December 31, 2018:

Property and Equipment	
Computer equipment and software	$ 586,936
Furniture and fixtures	90,450
Leasehold improvements	66,740
	744,126
Accumulated depreciation	(520,310)
Property and Equipment, Net	$ 223,816

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2018 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March 1, 2009 and ending January 1, 2039, secured by Dallas Cowboys' seat licenses.	$ 385,599

NOTE 6. LONG-TERM DEBT - CONTINUED

Future payments under long-term debt as of December 31, 2018 are as follows:

Year Ending December 31		
2019		8,198
2020		8,874
2021		9,606
2022		10,398
2023		11,256
Thereafter		337,267
	$	385,599

NOTE 7. CAPITAL LEASE

During 2017, the Company entered into a capital lease to finance the acquisition of a phone system, including equipment, software and hardware. The interest rate on this lease was 3.488%. The outstanding principal balance at December 31, 2018 was $131,656 and monthly principal and interest payments of $6,786 are due until maturity of the lease in September 2020.
Assets capitalized under the lease totaled $211,336, and accumulated depreciation was $37,739 at December 31, 2018. Total depreciation expense was $30,191 for the year ended December 31, 2018 and is included in Depreciation in the Statement of Income.

The following schedule of future lease payments under capital lease, are as follows:

Year Ending December 31:		
2019	$	81,426
2020		54,284
Total minimum lease payments	$	135,710
Less: Amount representing interest		4,054
Present value of minimum lease payment	$	131,656

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2018, are listed as follows:

Year Ended December 31	Total
2019	$ 362,692
2020	320,929
2021	158,244
2022	32,352
	$ 874,217

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2018, was $499,319 and is included in the office rent line on the statement of income.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $5,354,031 which was $5,254,031 in excess of its required net capital of $100,000. The Company's net capital ratio was .22 to 1.

NOTE 10. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2018:

Income taxes		
Federal:		
Current	$	91,082
Deferred		25,553
State:		
Arizona		-
California		800
Florida		-
Illinois		11,289
New York		1,118
Texas		24,292
Total tax expense	$	154,134

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2018:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	815
Deferred rent		11,953
Reimbursable expenses		11,985
Total deferred tax asset	$	24,753
Deferred tax liability resulting from:		
Stock compensation	$	(12,268)
Property and equipment		(47,342)
Total deferred tax liability	$	(59,610)

NOTE 11. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2018 was $174,175.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $67,000 for the year ended December 31, 2018.

NOTE 13. STOCK REPURCHASE AGREEMENT

During 2015, 200 shares of the company stock were sold back to the Company by a former employee, who is now retired. The Company adopted an employee stock purchase plan in order to offer 2,350 shares to various key employees. During 2016, 175 shares were purchased by employees at $231.31 per share for a total of $40,480. During 2017, 150 shares were purchased by employees at $231.31 per share for a total of $34,697. During 2018, 100 shares were purchased by an employee at $231.31 per share. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. Compensation expense related to the sale of shares at a discount will be amortized over the next three years for each installment. Compensation expense of $25,057 was recognized during the year ended December 31, 2018 and $59,755 remains to be amortized through 2021.During 2018 359 shares of the company stock were sold back to the Company by an employee, which is the number of shares that are in treasury at this time.

NOTE 14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2019, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net Capital Computation:		
Total shareholders' equity	$	6,763,609
Non-allowable assets -		
Trade receivables		(525,487)
Prepaid expenses, other assets, and receivables from affiliates		(652,774)
Property and equipment, net		(223,816)
Net capital before haircuts on security positions		5,361,532
Haircuts on securities		7,501
Net Capital	$	5,354,031
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	100,000
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	5,254,031
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	5,233,230
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	1,208,006
Percentage of aggregate indebtedness to net capital		22.56%

The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of December 31, 2018, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on February 28, 2019.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant To Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general Creditors at December 31, 2018 or for the year then ended.

ESTRADA • HINOJOSA
INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company"} is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers'}. This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d}(1} and (4}. To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k} as the Firm operates under the (k}(2}(ii} exemption. All customer transactions are cleared through Hilltop Securities, Inc. ("Hilltop"} on a fully disclosed basis. The Firm has met the (k}(2}(ii} exemption throughout the most recent fiscal year without exception (2018). The Firm has operated under this exemption since retaining Hilltop for our clearing services.

Estrada Hinojosa + Company, Inc.

Estrada Hinojosa & Company, Inc.

I, Noe Hinojosa, Jr., swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President & CEO

February 22, 2019

Cc: Robert A. Estrada, Senior Managing Director

ESTRADA • HINOJOSA

INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

COMPLIANCE REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018.

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018.

4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. was derived from the books and records of the Company.

Estrada Hinojosa & Company, Inc.

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Chief Compliance Officer

February 28, 2019

cc: Noe Hinojosa, Jr.,President & CEO

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street Suite 4700, Lockbox 47 Dallas, Texas 75201
(214) 658-1670 (800) 676-5352 Fax (214) 658-1671
Member FINAA/SIPC
DALLAS AUSTIN CHICAGO HOUSTON MIAMI NEW YORK SAN ANTONIO SAN DIEGO

weaver
Assurance • Tax • Advisory

Austin | Conroe | Dallas | Fort Worth | Houston
Los Angeles | Midland | New York City | San Antonio

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Estrada Hinojosa & Company, Inc. (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 28, 2019

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAs AND ADVISORS | WEAVER.COM

DEC 19 2018

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2360***********************MIXED AADC 220
37440 FINRA DEC
ESTRADA HINOJOSA & COMPANY INC
1717 MAIN STREET SUITE 4700 47TH FLOOR LB 47
DALLAS, TX 75201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Felt (214) 743-1379

2. A. General Assessment (item 2e from page 2) $ 16,241

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,749)
7/31/18
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ______

E. *Interest computed on late payment (see instruction E) for______days at 20% per annum* ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,492

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February, 20 19.

Sr. Vice President, Finacial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,884,475
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,018
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 39,990	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	57,008
2d. SIPC Net Operating Revenues	$ 10,827,467
2e. General Assessment @ .0015	$ 16,241 (to page 1, line 2.A.)

18821

OPERATING ACCOUNT

SIPC

2/27/2019

2040 · Accrued Expenses	SIPC-7 Form difference		9,562.00
6110 · SIPC - Assesment Fee	SIPC-7 Form difference		930.00

Operating #5372	SIPC Assessment Fee	10,492.00

Estrada Hinojosa & Company, Inc.

Exemptive Provisions Regarding Rule 15c3-3
Under the Securities Exchange Act of 1934

weaver
Assurance • Tax • Advisory

weaver
Assurance • Tax • Advisory

Austin | Conroe | Dallas | Fort Worth | Houston
Los Angeles | Midland | New York City | San Antonio

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc. Exemption Report, in which (1) Estrada Hinojosa & Company, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception (2018). The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 28, 2019

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAs AND ADVISORS | WEAVER.COM

February 28, 2019

Board of Directors
Estrada Hinojosa & Company, Inc.
1717 Main Street, Suite 4760
Dallas, Texas 75201

Dear Mr. Hinojosa:

We have substantially completed our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2018. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated December 6, 2018, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with Estrada Hinojosa & Company, Inc., we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered or discussed in connection with our retention as the auditors of Estrada Hinojosa & Company, Inc.

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAs AND ADVISORS | WEAVER.COM

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures:

- Misappropriation of cash which is an inherent risk in the industry due to the liquidity of the assets.
- Improper revenue recognition related to the amount and whether the revenue is recorded in accordance with customer contracts and agreements an in accordance with ASC 606.
- Recording of stock sold to employees at a discount and resulting expense.
- Misstatement of net capital, due to regulatory significance.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

No significant changes were made to our planned audit strategy or to the significant risks originally identified during the course of the audit.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

New accounting standards adopted during 2018 are as follows:

- As described in Note 2, during the year ended December 31, 2018 the Company adopted Accounting Standard Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides a comprehensive revenue recognition standard for contracts with customers that supersedes current revenue recognition guidance including industry specific guidance. Adoption of this ASU was required for public business entities for annual and interim reporting periods beginning after December 15, 2017. The adoption of this ASU resulted in additional disclosures regarding revenue recognition but no significant change to recognizing revenue.
- As described in Note 2, during the year ended December 31, 2018 the Company adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" which provides guidance on the presentation of restricted cash in the Statement of Cash Flows. Adoption of this standard was required for public business entities for annual and interim reporting periods beginning after December 15, 2017. As a result of the adoption of this standard, the cash and cash equivalents at the beginning of the year ended December 31, 2018 on the statement of cash flows was increased by $1,026,031 for the cash deposits with clearing organization. This amount was not previously included in cash and cash equivalents for the statement of cash flows.

ASU 2018-01, Leases (Topic 842) will be effective for Estrada Hinojosa & Company, Inc. for the 2019 financial statements. This standard will impact the accounting and reporting related to the Company's opertating and capital leases. We suggest thet the company review the provisions of this standard to evaluate the impact on the financial statements and to develop the internal control necessary to determine and record these amounts.

Critical Accounting Policies and Practices

The following accounting policies and practices are considered critical:

- Revenue recognition is considered a critical accounting policy based on the impact of revenue on the financial statements as well as the levels of capital needed for regulatory purposes. Revenue is recognized when the performance obligation has been met by the Company. Based on the types of services and products offered by Estrada Hinojosa & Company, Inc., the recognition of revenue is recognized on the trade date for underwriting and closing date for financial advisory.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimates affecting the financial statements are:

- Management's estimate of the allowance for doubtful accounts is based upon a review of specific customer balances, historical losses incurred and general economic conditions. At December 31, 2018 management determined that no allowance is required.
- Management's estimate of the fair value of employee stock compensation is based on book value per share of the Company's stock.

We evaluated the key factors and assumptions used to develop these estimates and determined that they are reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting Estrada Hinojosa & Company, Inc.'s financial statements relate to net capital requirements. These disclosures present information pertinent to your regulators.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

We did not identify any alternative accounting treatments permissible under U.S. GAAP for policies and practices related to material items that are applicable to the entity.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing Estrada Hinojosa & Company, Inc.'s audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, our procedures over the computation of net capital under Rule 15c3-1, which is included in the financial statements as supplementary information, included agreeing the amounts included in the computation to our audit workpapers, the underlying accounting records and the financial statements themselves. Our auditor's report will include an "in relation" opinion to this information stating that it is fairly stated in all material respects in relation to the financial statements as a whole.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we communicate to you all uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements. A list of passed adjustments is included as an attachment to this letter. The impact on future financial statements will be to increase net income before taxes of $28,275.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. Any such audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). See attached schedule for adjustments identified in the process of conducting our audit procedures. In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

Material Written Communications

We have had no other material written communications with management.

Departure from the Auditor's Standard Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Estrada Hinojosa & Company, Inc.'s financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

This report is intended solely for the information and use of the audit committee, the board of directors, and management of Estrada Hinojosa & Company, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

ESTRADA • HINOJOSA
INVESTMENT BANKERS

1717 Main St., Ste. 4700, Dallas, Texas 75201
800.676.5352 / www.estradahinojosa.com

Member FINRA/SIPC